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                                                                    EXHIBIT 99.B

                                   AMENDMENT

        THIS Amendment is dated as of December 12, 1997 by and between Kopin Corporation, a Delaware corporation ("Kopin"), and Telecom Holding Co., Ltd., a corporation organized and existing under the laws of Thailand (the "Investor").

        Kopin and the Investor are parties to a Stock Purchase Agreement dated as of October 10, 1995 (the "Stock Purchase Agreement") pursuant to which the Investor purchased, and Kopin sold, 1,643,716 shares of Kopin Common Stock (the "Kopin Shares").

        Under Section 6.1 of the Stock Purchase Agreement, the Investor is entitled to two representatives on the Board of Directors of Kopin so long as the Investor holds not less than 1,479,344 shares of Kopin.

        The Investor intends to sell 1,000,000 of the Kopin Shares in connection with an underwritten public offering, and the parties desire to amend Section
6.1 to entitle the Investor to one representative on the Board of Directors of Kopin following the consummation of such offering so long as the Investor continues to hold not less than 5% of the outstanding shares of Kopin.

        Accordingly, the parties hereby agree as follows:

1. Section 6.1 of the Stock Purchase Agreement is hereby amended by adding the following sentences immediately after the end of such Section:


        "Notwithstanding anything else contained in this Section 6 to the contrary, so long as the Investor (and/or its affiliates and Chia Yang Telecommunication Limited) holds not less than 5% of the outstanding shares of Kopin, when the Investor so requests, Kopin's Board of Directors shall, subject to its fiduciary and other legal duties under the laws of the Commonwealth of Massachusetts, the State of Delaware and the United States of America, nominate one representative of the Investor for election to the Board at each annual meeting of shareholders and shall instruct all proxies named by the Board to vote for the election of such representative. In such case, the Investors (and/or its affiliates, any transferee in any private transaction and Chia Yang Telecommunication Limited) agrees to limit the number of its representatives on the Board at all times to such one representative and agrees to vote its shares in support of the Board nominees set forth in clause (a)."

2. Except as expressly modified by this Amendment, the Stock Purchase Agreement shall remain unmodified and in full force and effect.
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                                       2

        IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first written above by their respective duly authorized representatives.


                                        KOPIN CORPORATION


                                        BY:   /s/ John C.C. Fan
                                           -----------------------------------
                                        John C.C. Fan, Chief Executive Officer



                                        TELECOM HOLDING CO., LTD.


                                        BY:   /s/ Vallobh Vimolvanich
                                           -----------------------------------
                                        Vallobh Vimolvanich, President